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                          TRANSITION SERVICES AGREEMENT
                          -----------------------------


         This Transition Services Agreement (this "Agreement") is entered into as of December 23, 2005, by and between Integrated Brands, Inc. a New Jersey corporation ("IB"), CoolBrands International Inc., a Nova Scotia corporation ("CB" and together with IB the "Sellers") and International Franchise Corp., an Ontario corporation ("Buyer"). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement (as hereinafter defined).

         WHEREAS, reference is made to that certain Stock Purchase and Sale Agreement, dated as of the date hereof, by and among Buyer and Sellers (the "Purchase Agreement");

         WHEREAS, subject to the terms and conditions set forth in the Purchase Agreement, Sellers are selling, and Buyer is acquiring, the Included Franchise Business;

         WHEREAS, the parties seek an orderly transition of the operations of the Included Franchise Business following the consummation of the transactions contemplated by the Purchase Agreement; and

         WHEREAS, in connection with and as a condition precedent to the closing of the transactions contemplated by the Purchase Agreement, Sellers have agreed to provide to Buyer certain employees as set forth on Exhibit A (the "Loanout Employees") who shall provide certain transitional services as further described herein for so long as such Loanout Employees remain employed by Sellers.

         NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

         1. Services to be Performed.

                  (a) Provision of Employees. For a period of one (1) year following the Closing (the "Transition Period"), Sellers shall use reasonable commercial efforts to make available to Buyer the Loanout Employees for purposes of providing the services to Buyer described on Exhibit A on a basis consistent with how such services have been provided by the Loanout Employees to the Included Franchise Business prior to the Closing, in accordance with and subject to the terms and conditions of this Agreement, provided, however, that (i) Sellers shall have no liability to the Buyer with respect to the services provided by such Loanout Employees during the Transition Period, except as expressly herein provided, and (ii) in the event that any such Loanout Employee elects to terminate his or her employment with Sellers, dies or is disabled, Sellers' obligation to provide the services of such particular Loanout Employee shall cease upon such termination of employment, death or disability. Notwithstanding the foregoing, Sellers agree that they will not voluntarily terminate the employment of any such Loanout Employee without cause, during the Transition Period without the consent of Buyer. For purposes of this Agreement, such services as provided by the Loanout Employees shall be referred to as the "Services".

                  (b) Extension of Term. The term of this Agreement may be extended upon the mutual consent of the parties hereto.

                  (c) The Sellers and Buyer acknowledge and agree that the Loanout Employees are not employees of Buyer and shall remain employees of Sellers while employed thereby. The Sellers shall bear sole responsibility for all obligations to, and liabilities with respect to the Loanout Employees related to their status as employees of Sellers, including (without limitation), the payment of compensation to the Loanout Employees; the provision of all employment-related benefits to the Loanout Employees; the withholding of federal, state and local income taxes, social security and Medicare contributions and any other withholding associated with benefits provided to the Loanout Employees ("Employee Deductions"); the contribution of Sellers' share of social security and Medicare contributions and any other contributions associated with benefits provided to the Loanout Employees ("Employer Contributions"); the payment of Employee Deductions and Employer Contributions in accordance with applicable laws and regulations to the governmental authorities or other agencies designated to receive same; the payment of any severance or other compensation to which any Loanout Employees may be entitled under any applicable law, regulation or custom; and any Employment Claim (as defined herein) brought by any Loanout Employee; in each case in accordance with Sellers' employment policies and procedures as in effect from time to time. "Employment Claim" shall refer to: any claims relating to the terms and conditions of a Loanout Employee's employment with Sellers and/or the termination of that employment; any claims arising out of any actions of Sellers for discrimination on the basis of age, alienage, citizenship, creed, disability, gender, handicap, marital status, national origin, race, religion, sex, or sexual orientation; any claims arising under the WARN Act, Title VII of the Civil Rights Act of 1964, the Equal Pay Act, the Rehabilitation Act, the Americans with Disabilities Act, the National Labor Relations Act, the Civil Rights Act of 1991, Sections 1981 through 1988 of Title 42 of the United States Code, the Immigration Reform Control Act, the Fair Labor Standards Act, the Occupational Safety and Health Act, the Family and Medical Leave Act, the Employees Retirement Income Security Act of 1974, the New York State Labor Law, the New York Minimum Wage and Hour Law, the New York Equal Pay Law, the New York State Human Rights Law, and the New York City Human Rights Law (in each case as they have been amended); any other claims arising out of any actions of Sellers under any other federal, state or local statutes, ordinances, common law, rules, regulations, decisions or orders relating to employment; or any claims arising out of any actions of Sellers under any public policy, contract (whether express written, oral or implied) or tort; and any claims for costs, fees or other expenses (including, but not limited to, attorney's fees). Notwithstanding the foregoing, in no event shall Sellers be liable for any claims of the Loanout Employees to the extent arising out of or relating to any actions taken by or on behalf of Buyer.

         2. Standard of Care. Sellers shall provide the Services on a basis consistent with the provision of Services which the Loanout Employees have been providing to the Included Franchise Business on the date hereof. The parties will consult with each other in good faith, as required, with respect to the furnishing of the Services.

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         3. Cost and Payment.

                  (a) Buyer shall pay for the Services provided by Sellers to Buyer in the amounts and at the rates set forth on Exhibit A hereto. In addition to such amounts, Buyer shall reimburse Sellers for any reasonable third-party expenses incurred by Sellers in rendering Services hereunder, provided that any non-ordinary course third-party expenses are approved by the Buyer prior to such expense being incurred.

                  (b) Sellers shall submit monthly invoices to Buyer for Services rendered hereunder, which invoices shall be payable within thirty (30) days of receipt of such invoices.

                  (c) Buyer shall have the right to notify Sellers of any dispute with respect to any monthly invoice solely within ten days of receipt thereof; it being understood that Buyer may not dispute the cost to Sellers of the Loanout Employees as set forth on Exhibit A, which shall be due and payable within such period. After such date the invoice shall be deemed conclusive and final. If Buyer disputes any amount set forth on such invoice (other than the cost of the Loanout Employees), the parties shall attempt to negotiate in good faith to resolve any such dispute for a period of ten business days. If such dispute cannot be resolved and if requested by either party, such dispute shall be submitted to BDO Seidman or another party agreed upon by the parties for resolution, whose decision shall be final and binding on the parties hereto.

         4. Relationship of the Parties. The parties hereto are independent contractors, and neither party nor its employees or representatives will be deemed to be employees or representatives of the other for any purpose or under any circumstances. No partnership, joint venture, alliance, fiduciary, agency or other relationship, except that of independent contractors, is created hereby, either expressly or by implication.

         5. Warranty Disclaimer; Limitation of Liability. Sellers make no representation or warranty, express or implied, concerning the Services, and Sellers expressly disclaim any applicable implied warranty of merchantability or fitness for a particular purpose with respect thereto. Except in the case of Sellers' willful misconduct, bad faith or willful failure to perform its obligations hereunder, the amount of any damages that may be due Buyer or its Affiliates hereunder shall be limited to the amount actually paid by Buyer to Sellers under this Agreement, regardless of whether such damages arise or result from Sellers' breach of this Agreement, or negligence, gross negligence or any other cause. Sellers shall in no event be liable to Buyer or its Affiliates for any other damages, including, without limitation, consequential, incidental, special, punitive or indirect damages in connection with Sellers' performance or nonperformance of the Services.

         6. Indemnification. Buyer hereby agrees to defend and indemnify Sellers and the Loanout Employees and to hold them harmless from any and all claims, liabilities, damages or expenses (including reasonable attorneys' fees) of third parties arising out of any act or omission to act by Sellers or the Loanout Employees with respect to performance of Services under this Agreement, except in the case of the gross negligence or willful misconduct of the Loanout Employees.

         7. Termination. This Agreement may be terminated at any time by Buyer upon 10 days prior written notice to Sellers. Further, Buyer may terminate any particular Service (for example, the Services in respect of either the Canadian or U.S. franchise operations) upon 10 days prior written notice to Sellers. Either party may terminate this Agreement on five days prior written notice to the other in the event of a material breach of this Agreement by the other party. Notwithstanding the above, the Buyer shall have the right to terminate the services performed in respect of Canadian franchise operations only and the Seller shall continue to provide the Loanout Employees and Other Services in respect of U.S. franchise operations, for the remaining term hereof.

         8. Compliance with Laws. Each party will, with respect to its obligations and performance hereunder, comply with all applicable requirements of federal, state, local and foreign laws, rules and regulations.

         9. Miscellaneous.

                  (a) Governing Law. This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the Province of Ontario, without giving effect to conflict of laws principles thereof.

                  (b) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable or transferable by any party without the prior written consent of the other parties hereto, and any such unauthorized assignment or transfer will be void; provided, however, that Sellers may assign or otherwise transfer its rights, interests or obligations hereunder to any Affiliate of Sellers without the prior written consent of Buyer. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

                  (c) Entire Agreement; Modification; Waivers. This Agreement (including Exhibit A hereto) and the Purchase Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and shall supersede all previous negotiation, commitments and writings with respect to the Services. This Agreement (including Exhibit A hereto) may not be altered, modified or amended except by a written instrument signed by each of the parties hereto.

                  (d) Severability. The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable the remaining provisions shall remain in full force and effect unless the deletion of such provision shall cause this Agreement to become materially adverse to either party, in which event the parties shall use reasonable commercial efforts to arrive at an accommodation that best preserves for the parties the benefits and obligations of the offending provision.

                  (e) Title and Headings. Titles and headings to sections herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.



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

                  (f) Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  (g) No Third-Party Beneficiaries. Nothing in this Agreement, expressed or implied, is intended to or shall (a) confer on any person other than the parties hereto and their respective successors or assigns any rights (including third-party beneficiary rights), remedies, obligations or liabilities under or by reason of this Agreement, or (b) constitute the parties hereto as partners or as participants in a joint venture. This Agreement shall not provide any third parties with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to the terms of this Agreement. No third party shall have any right under or granted by this Agreement, to bring any suit at law or equity for any matter governed by or subject to the provisions of this Agreement.

                  (h) Taxes. Buyer shall be responsible for all sales, use and other taxes, levies and charges imposed by applicable taxing authorities on the supply of the Services to Buyer or attributable to any payment hereunder (other than income taxes).

                  (i) Confidentiality. Each party agrees that any information with respect to the other and its operations that it receives in connection with the provision of Services is confidential and proprietary to the other. A party and its Affiliates will not use (except in the performance of this Agreement) or disclose any such information to any third party without the prior written consent of the other party.

                  (j) Force Majeure. Sellers shall not be liable to Buyer or its Affiliates by reason of the failure of Sellers to provide any Service as a result of injunction, court order, strike, riot, act of terrorism, riot, invasion, fire, flood, explosion, breakdown, acts of God or the public enemy, war or insurrection, or any other cause beyond the reasonable control of Sellers.

                            [SIGNATURE PAGE FOLLOWS]

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


         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized representatives as of the date first set forth above.

                                            SELLERS:
                                            COOLBRANDS INTERNATIONAL INC.



                                            By:  ("Signed" David J. Stein)
                                                 -------------------------------
                                                 Name:     David J. Stein
                                                 Title:    President



                                            INTEGRATED BRANDS INC.:




                                            By:  ("Signed" Gary P. Stevens)
                                                 -------------------------------
                                                 Name:     Gary P. Stevens
                                                 Title:    President







                                            BUYER:
                                            INTERNATIONAL FRANCHISE CORP.



                                            By:  ("Signed" Aaron Serruya)
                                                 -------------------------------
                                                 Name:     Aaron Serruya
                                                 Title:    President




                 Signature Page to Transition Services Agreement

                                    Exhibit A

                         LOANOUT EMPLOYEES AND SERVICES

Services - All accounting processes and procedures provided by the Loanout Employees, and such purchasing, distribution and franchisee services provided by [REDACTED], in each case in respect of the Included Franchise Business consistent with past practice.

Loanout Employees- Loanout Employees shall mean the following persons (schedule also lists the employees' estimate of the percentage of his or her work hours spent on the Included Franchise Business):

------------------------- -----------------
                          % of time spent
                                 on
Employee                     Franchise
------------------------- -----------------
[REDACTED]                   [REDACTED]


Cost of Services - the cost of services provided by the Loanout Employees shall be $22,500 per month, which is the fully loaded cost to the Sellers of such persons to the Included Franchise Business taking into account the percentages expressed above. If Buyer requests a reduction in the scope of Services to be provided hereunder, Sellers agree to use their reasonable best efforts to reallocate responsibilities among the Loanout Employees so as to reduce the aggregate cost of services provided. To the extent that the parties mutually agree to provide additional services or to use the services of any employees other than the Loanout Employees, the parties will negotiate in good faith a reasonable fee for the provision of such additional services.